UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Golden Star Acquisition Corporation

(Name of Issuer)

Ordinary Share, par value $0.001 per share

(Title of Class of Securities)

G4023C 101

(CUSIP Number)

99 Hudson Street, 5th Floor,

New York, New York 10013

(646) 706-5365

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4023C 101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: G-Star Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,032,000 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,032,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.82% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo, Guojian Chen, and Junxian Du are directors of G-Star Management Corporation and therefore have voting and investment discretion in respect of the shares held of record by G-Star Management Corporation and may be deemed to have shared beneficial ownership of such shares.

(2)	Based on 4,534,021 ordinary shares deemed to be outstanding, including (i) 2,502,021 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation.

CUSIP No. G4023C 101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Linjun Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,032,000 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER 2,032,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.82% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo, Guojian Chen, and Junxian Du are directors of G-Star Management Corporation and therefore have voting and investment discretion in respect of the shares held of record by G-Star Management Corporation and may be deemed to have shared beneficial ownership of such shares.

(2)	Based on 4,534,021 ordinary shares deemed to be outstanding, including (i) 2,502,021 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation.

CUSIP No. G4023C 101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Guojian Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,032,000 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER 2,032,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.82% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo, Guojian Chen, and Junxian Du are directors of G-Star Management Corporation and therefore have voting and investment discretion in respect of the shares held of record by G-Star Management Corporation and may be deemed to have shared beneficial ownership of such shares.

(2)	Based on 4,534,021 ordinary shares deemed to be outstanding, including (i) 2,502,021 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation.

CUSIP No. G4023C 101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Junxian Du
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,032,000 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER 2,032,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.82% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo, Guojian Chen, and Junxian Du are directors of G-Star Management Corporation and therefore have voting and investment discretion in respect of the shares held of record by G-Star Management Corporation and may be deemed to have shared beneficial ownership of such shares.

(2)	Based on 4,534,021 ordinary shares deemed to be outstanding, including (i) 2,502,021 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation.

EXPLANATORY NOTE

This Amendment No. 2 to statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on behalf of each of G-Star Management Corporation and Linjun Guo with the Securities and Exchange Commission (the “SEC”) initially on May 5, 2023, as amended (the “Original Schedule 13D” and, together with this Amendment No.2, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of Golden Star Acquisition Corporation (the “Company”), a Cayman Islands Company.

As previously disclosed, on July 3, 2024, the Company held an extraordinary general meeting of shareholders, which approved the proposal by its board of directors to amend the monthly fee payable by G-Star Management Corporation and/or its designee into the trust account to extend the date by which the Company must consummate its initial business combination to an amount equal to the lesser of (i) $50,000 for all outstanding public shares and (ii) $0.02 for each outstanding public share (the “Amended Monthly Extension Fee”). The Amended Monthly Extension Fee has become operative for each month beginning on July 4, 2024. In connection with the shareholder votes to approve the Amended Monthly Extension Fee, 2,801,372 public shares of the Company were rendered for redemption, which resulted in a total of 2,502,021 public shares of the Company remaining.

This Amendment No. 2 is to reflect the changes in percentage of interests beneficially owned by the Reporting Persons (as defined below) in the Company resulted from the redemption of public shares in connection with the shareholder votes to approve the Amended Monthly Extension Fee as disclosed above. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date of this Schedule 13D, the Sponsor directly beneficially owned 307,000 Ordinary Shares underlying the Private Units and 1,725,000 Founder Shares (collectively, the “Sponsor Shares”). The Sponsor Shares represent approximately 44.82% of the 4,534,021 ordinary shares that are deemed to be outstanding as of the date hereof. Linjun Guo, Guojian Chen, and Junxian Du are directors of G-Star Management Corporation and therefore have voting and investment discretion in respect of the shares held of record by G-Star Management Corporation and may be deemed to have shared beneficial ownership of such shares.

(c) Information with respect to all transactions in the ordinary shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows.

Exhibit 10.1*	Securities Subscription Agreement, dated September 15, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 9, 2021).

Exhibit 10.2*	Letter Agreement, dated May 1, 2023, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 10.3*	Private Placement Unit Subscription Agreement, dated May 1, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 10.4*	Registration Rights Agreement, dated May 1, 2023, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*	Filed with the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024	G-STAR MANAGEMENT CORPORATION

	By:	/s/ Guojian Chen
Guojian Chen, Director

	By:	/s/ Linjun Guo
LINJUN GUO

	By:	/s/ Guojian Chen
GUOJIAN CHEN

	By:	/s/ Junxian Du
JUNXIAN DU